Exhibit 9.01 (b)

The unaudited pro forma consolidated balance sheet and statement of operations reflects amounts as if the transaction had occurred on March 31, 2015.  As a result of this business combination, Greenlife Botanix . a Nevada corporation became a wholly owned subsidiary of Mountain High Acquisitions Corp. A Colorado corporation.

The information presented in the unaudited pro forma combined financial statements does not purport to represent what the financial position or results of operations would have been had the acquisition occurred as of March 31, 2015, nor is it indicative of future financial position or results of operations.  You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined, or the future result that the combined company will experience after the transaction is consummated.

The pro forma adjustments are based upon available information and certain assumptions that the Company believes is reasonable under the circumstances. The unaudited pro forma financial statements should be read in conjunction with the accompanying notes and assumptions and the historical financial statements of the Company, and Greenlife Botanix.

MOUNTAIN HIGH ACQUISITIONS CORP.
PRO FORMA CONSOLIDATED BALANCE SHEETS
MARCH 31, 2015
(Unaudited)

	GreenLife	Audited		Unaudited
	3 Months	MYHI		Pro Forma
	Ended 3/31	March 31,	Pro Forma	March 31,
	2015	2015	Adjustments	2015

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$33,645	$45		$33,690
Inventory	5413	—		5,413
TOTAL CURRENT ASSETS	39058	45		39,103

ADVANCES TO AFFILIATE	(50,000)	50,000
INVESTMENT IN SUBSIDIARY	—	—	2,300,000a	2,300,000
TOTAL ASSETS	$(10,942)	$50,045		$2,339,103

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable	$(14)	$97,479		$97,465
Notes payable	—	48,521		48,521
Advances from Stockholder	16,100	441,895		457,995
TOTAL CURRENT LIABILITIES	$16,086	$587,895		$603,981

COMMITMENTS AND CONTINGENCIES	—	—		—

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock, $0.0001 par value; 250,000,000 shares authorized, nil shares issues and outstanding	—	—		—
Common stock, $0.0001 par value; 250,000,000 shares authorized, 24,142,000 and 23,892,000 shares issued and outstanding respectively	—	2,439	230a	2,669
Additional paid in capital	(13,909)	1,917,951	2,299,770a	4,203,812
Accumulated (deficit)	(13,119)	(2,458,240)		(2,471,359)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(27,028)	(537,850)		1,735,122
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$(10,942)	$50,045		$2,339,103

a. To reflect the issuance of 10,000,000 shares to Greenlife shareholders at market value of $0.23 per share

MOUNTAIN HIGH ACQUISITIONS CORP.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2015
(Unaudited)

	MYHI	Greenlife		MYHI
	AUDITED	3 Months		PRO FORMA
	Year Ended	Ended		Year Ended
	March 31, 2015	March 31, 2015		March 31, 2015
				(Unaudited)

Revenue	$—	$—		$—
Cost of revenue	—	—		—
Gross profit	—	—		—

Selling, general and administrative expenses	1,474,633	13,119		1,487,752
(Loss) from operations	(1,474,633)	(13,119)		(1,487,752)

Other income (expense)	(850,000)	—		(850,000)

Net (loss)	$(2,324,633)	$(13,119)		$(2,337,752)

Weighted average shares outstanding - basic and diluted	23,982,315	27,472	b	24,009,787

(Loss) per shares - basic and diluted	$(0.10)	$—		$(0.10)

b. Reflects the effect of 10,000,000 shares issued on 3/31/2015 on average shares outstanding